SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                  Tender Offer Statement under Section 14(d)(1)
                 or Section 13(e)(1) of the Securities Exchange
                                   Act of 1934

                        THE VERMONT TEDDY BEAR CO., INC.
                       (Name of Subject Company (Issuer))

                        THE VERMONT TEDDY BEAR CO., INC.
                      (Names of Filing Person, the Issuer)

                     COMMON STOCK, $0.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    92427X09
                      (CUSIP Number of Class of Securities)

                               Elisabeth B. Robert
                      President and Chief Executive Officer
                        The Vermont Teddy Bear Co., Inc.
                         6655 Shelburne Road, PO Box 965
                            Shelburne, Vermont 05482
                                 (802) 985-3001

                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:

                                Spencer R. Knapp
                          Dinse, Knapp & McAndrew, P.C.
                               209 Battery Street
                                  P.O. Box 988
                            Burlington, VT 05402-0988
                               Tel. (802) 864-5751

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                      CALCULATION OF FILING FEE*

Transaction valuation                     Amount of filing fee

$10,500,000                                 $2,100

* Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the Company to purchase 3,000,000 shares of its common stock, based on a price of $3.50 per share.

{ } Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

{ } Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

{ }      third-party tender offer subject to Rule 14d-1.

{x}      issuer tender offer subject to Rule 13e-4.

{ }      going-private transaction subject to Rule 13e-3.

{ }      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: { }

INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO relates to the issuer tender offer by The Vermont Teddy Bear Co., Inc., a New York corporation, to purchase up to 3,000,000 shares of its common stock, par value $0.05 per share, at a price of $3.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2002 and the related Letter of Transmittal. Copies of the Offer to Purchase, the related Letter of Transmittal and certain other relevant documents are filed as exhibits hereto.

     The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

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ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The issuer of the securities is The Vermont Teddy Bear Co., Inc., a New York corporation (hereinafter sometimes the "Company"). The address of the Company's principal executive office, and its mailing address, is 6655 Shelburne Road, PO Box 965, Shelburne, Vermont 05482, and the telephone number of its principal executive office is (802) 985-3001.

     (b) Securities. The Vermont Teddy Bear Co., Inc. is offering to purchase up to 3,000,000 shares of its common stock, $0.05 par value per share. As of August 16, 2002, there were 6,844,001 shares of common stock outstanding.

     (c) Trading Market and Price. The information set forth in "Summary" and "Section 6. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The filing person is the Company. For information regarding the Company, see Item 2(a) above.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Material Terms. The information set forth in "Introductory Statement" of this Schedule TO and "Section 1. Number of Shares; Proration," "Section 2. Procedure for Tendering Shares," "Section 3. Withdrawal Rights," "Section 4. Acceptance for Payment of Shares and Payment of Purchase Price," "Section 5. Conditions of the Offer," "Section 7. Purpose of the Offer; Certain Effects of the Offer," "Section 8. Source and Amount of Funds," "Section 10. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," "Section 12. Legal Matters; Regulatory Approvals," "Section 13. Federal Income Tax Consequences," "Section 14. Extension of Tender Period; Termination; Amendments," "Section 15. Solicitation Fees and Expenses," "Section 16. Where You Can Obtain Additional Information," and "Section 17. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

     (b) Purchases. Officers, directors or affiliates of the Company may participate in the offer on the same basis as our other shareholders. We have been advised that some directors of the Company intend to tender shares pursuant to the offer, and we expect to purchase these shares. We have been advised that none of our officers intend to tender their shares. The information set forth in "Section 10. Interest of Directors and Officers' of the Offer to Purchase is incorporated herein by reference.

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ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) Agreements Involving Subject Company's Securities. The information set forth in "Section 10. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

     (a) Purposes. The Information set forth in "Section 7. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (b) Use of Securities Acquired. The Information set forth in "Section 7. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) Plans. The information set forth in "Section 10. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The information set forth in "Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b) Conditions. The information set forth in "Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth in "Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information set forth in "Section 10. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in "Section 10. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED.

     (a) Solicitations or Recommendations. The information set forth in "Section
15. Solicitation Fees and Expenses," and "Section 16. Where You Can Obtain Additional Information" of the Offer to Purchase is incorporated herein by reference.

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ITEM 10.  FINANCIAL STATEMENTS.

      (a)   Financial Information.

      (1) Item 7 of the Subject Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001 filed with the Securities and Exchange Commission as of September 28, 2001, is incorporated herein by reference.

      (2) Part I of the Subject Company's Quarterly Report on Form 10-Q for the quarterly fiscal period ended March 31, 2002, filed with the Securities and Exchange Commission as of May 15, 2002, is incorporated herein by reference.

      (3)-(4) The information set forth in "Section 11. Selected Financial Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

      (a)   Additional Information.

      (1) Agreements. The information set forth in "Section 10. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

      (2) Regulatory Requirements and Legal Proceedings. The information set forth in "Section 12. Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

      (b) Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

      (a)(1)-A Form of Offer to Purchase, dated August 21, 2002.

      (a)(1)-B Form of Letter of Transmittal, including the Guidelines for Certification of Taxpayer Identification Number on Form W-9.

      (a)(1)-C Form of Letter to Shareholders of the Company, dated August 21, 2002, from Elisabeth B. Robert, President and Chief Executive Officer of the Company.

      (a)(1)-D Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)-E Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.

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      (a)(1)-F Form of Notice of Guaranteed Delivery.
      (a)(1)-G Press Release
      (b)-1    Commitment Letter from Banknorth, N.A. dated August 19, 2002.
      (c)-     None
      (d)-1    First Amendment to Warrants (URSA)
      (e)-(h)  None or not applicable


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

August 21, 2002                       VERMONT TEDDY BEAR CO., INC.

                                      By: /s/ ELISABETH B. ROBERT
                                       -----------------------------------------
                                           Elisabeth B. Robert
                                           President and Chief Executive Officer

                         INDEX TO EXHIBITS

EXHIBIT
NUMBER             DESCRIPTION
-------------      ------------------

(a)(1)-A          Form of Offer to Purchase, dated August 21, 2002.

(a)(1)-B Form of Letter of Transmittal, including the Guidelines for Certification of Taxpayer Identification Number on Form W-9.

(a)(1)-C Form of Letter to Shareholders of the Company, dated August 21, 2002, from Elisabeth B. Robert, President and Chief Executive Officer of the Company.

(a)(1)-D Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)-E Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.

(a)(1)-F          Form of Notice of Guaranteed Delivery.
(a)(1)-G          Press Release
(b)-1             Commitment Letter from Banknorth, N.A. dated August 19, 2002.
(c)-              None
(d)-1             First Amendment to Warrants (URSA)
(e)-(h)           None or not applicable